INVESTCORP INDIA ACQUISITION CORP

Century Yard, Cricket Square

Elgin Avenue, PO Box 1111

George Town

Grand Cayman, Cayman Islands KY1-1102

December 5, 2023

BY EDGAR

Paul Cline and Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Investcorp India Acquisition Corp

Form 10-K for the fiscal year ended December 31, 2022

From 10-Q for the interim period ending June 30, 2023

File No. 001-41383

Ladies and Gentlemen:

This letter is in response to the letter dated December 4, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to Investcorp India Acquisition Corp (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

General

1.

Reference is made to risk factor disclosures within your definitive proxy statement filed on July 19, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future periodic filings to include the risk factor disclosures related to the Company’s foreign ties and the impact of the Company’s ability to complete an initial business combination.

Form 10-Q for the interim period ending June 30, 2023

Note 10. Subsequent Events, page 18

2.	Please tell us and revise future filings to disclose how the promissory note will be settled if a business combination does not take place by the prescribed date.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that if a business combination does not take place by the prescribed date, the promissory note will end up having no underlying value, and as a consequence, result in a loss of capital for ICE I Holdings Pte. Ltd. (the “Sponsor”) because the Sponsor has waived any and all rights to amounts contained in the trust account. The Company advises the Staff that it will include this disclosure in future filings.

If you have any questions, please feel free to contact me at 302-738-7210 or our counsel, Michael J. Blankenship of Winston & Strawn LLP, at 713-651-2678.

Very truly yours,

/s/ Nikhil Kalghatgi

Nikhil Kalghatgi
Principal Executive Officer

cc:	Michael J. Blankenship, Partner, Winston & Strawn LLP